UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            STATEMENT OF INFORMATION
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                             DONAR ENTERPRISES, INC.
                          (Exact name of registrant as
                       specified in its corporate charter)

                                     0-49649
                               Commission File No.


                 Delaware                          23-3083371
         (State of Incorporation)                 (IRS Employer
                                               Identification No.)

            Concertgebouwplein 13, 1071 ll Amsterdam, The Netherlands
                    (Address of principal executive offices)
                              (011) 31-20-676-0304
                           (Issuer's telephone number)

                             DONAR ENTERPRISES, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Introduction

       This Information Statement is being delivered on or about July 18, 2005 to the holders of shares of common stock, par value $.001 of Donar Enterprises, Inc., a Delaware corporation ("Donar" or the "Company"), as of June 29, 2005. You are receiving this Information Statement in connection with an anticipated increase of the number of directors on the Board of Directors of the Company (the "Board") from one person to five persons and an appointment of two persons by the existing Board to fill two of the vacancies on the Board.

Background

     On June 30, 2005, Donar entered into a share exchange agreement with Playlogic International N.V., a Dutch privately-held corporation ("Playlogic") and Playlogic's shareholders whereby Playlogic's shareholders exchanged their ordinary and priority shares of Playlogic for shares of Donar common stock. Pursuant to the share exchange agreement, the former shareholders of Playlogic received approximately 91.0% of the outstanding common stock of Donar, and 1,028,965 of the shares of Donar common stock which the Playlogic shareholders received were placed in escrow and are currently being held by Securities Transfer Corporation, as escrow agent. These escrowed shares will be released as soon as practicable after March 30, 2006 as set forth below:

          o In the event that Donar's net income for the twelve months ending March 30, 2006 (the "Actual Net Income") is greater than $7.6 million and less than $8.4 million, 1,028,965 of Donar's common shares will be distributed to the former Playlogic shareholders, and 370,287 of Donar's common shares will be distributed to a shareholder of Donar, Halter Financial Group, Inc.

          o In the event that Donar's net income for the twelve months ending March 30, 2006 is greater than $8.4 million, the number of shares that will be distributed to the former Playlogic shareholders shall equal 1,028,965 + (1,028,965 x (Actual Net Income - 8.4 million)/16.8 million) and the remaining escrowed shares, if any, will be delivered to Halter Financial.

          o In the event that Donar's net income for the twelve months ending March 30, 2006 is less than $7.6 million, the number of shares that will be distributed to Halter Financial Group shall equal (370,287 + (1,028,965 x (7.6 million - Actual Net Income)/7.6 million, and the remaining escrowed shares, if any, will be delivered to the former Playlogic shareholders.

     As a result of the above referenced transaction, a restructuring of the Company's management and Board will occur.

     On June 30, 2005, pursuant to the By-laws of the Company and the Delaware General Corporation Law, the sole Board member, Mr. Timothy P. Halter, authorized and approved to (a) increase the number of the Board members from one person to five persons and (b) appoint two persons designated by Playlogic as the new directors of the Board. The two persons are Mr. Willy J. Simon and Mr. Erik L. A. van Emden. Such appointment is effective as of the expiration of the ten (10) day notice period required under Rule 14f-1 of the Securities and Exchange Act of 1934. After such authorization and approval, Mr. Halter resigned as director and appointed Mr. Willem Smit as his replacement. No action on the part of any stockholder is required to approve the above actions.

                                      YOU ARE
   URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER,
                         REQUIRED TO TAKE ANY ACTION.

                     Voting Securities and Principal Holders

   Voting Securities of the Company


     The Company is presently authorized to issue 100,000,000 shares of $.001 par value common stock and 20,000,000 shares of $.001 par value preferred stock. On July 1, 2005, there were 23,559,216 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. There were no shares of preferred stock outstanding.

 Security  Ownership  of  Certain Beneficial Owners and Management

        The following table sets forth, as of June 30, 2005, after giving effect to the share exchange with Playlogic's former shareholders, certain information regarding Donar's outstanding shares of each class of equity securities beneficially owned by (1) each person who is known to Donar to own beneficially more than five percent of each class of the outstanding equity securities;
(2) each of Donar's  directors;  (3) each  of Donar's  executive  officers;  and
(4) all directors and executive officers as a group. The information relating to share ownership is based upon information furnished to Donar. The number of shares of common stock shown includes shares subject to warrants or options exercisable within 60 days after June 30, 2005 as if such shares were outstanding on June 30, 2005 and assumes that no other person has exercised any outstanding warrants or options. Donar believes that the beneficial owners of each class of equity securities, based on information supplied by such owners, have sole investment and voting power with respect to the shares of each class of equity securities shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.


                                                        Number Subject
                                                        to Options and
                                      Number of Shares     Warrants    Percentage of
                                       of Common Stock   Exercisable    Common Stock
                 Name                                   Within 60 days      (1)
--------------------------------------------------------------------------------------
Sloterhof Investments N.V.               7,303,357                0         31.72%
Castilla Investments B.V.                1,777,496                0          7.72%
Wind Worth Luxembourg Holding S.A.H      2,138,874                0          9.29%
Sophia International Holding S.A.H.      1,611,500                0          7.0%
Willem Smit (2)                          7,303,357                0         31.72%
Rogier Smit (3)                          1,777,496                0          7.72%
Stefan Layer                               364,556                0          1.58%
Leo van de Voort                           145,823                0          *
E.L.A. van Emden                                 0                0          *
W.J. Simon                                  87,494                0          *
All directors and executive officers
as a group (6 persons) ...............
                                         9,678,726                0         41.08%

---------------------------------------------------------------------------------------

* Less than 1%


(1) The percentage of common stock is calculated based upon 23,559,216 shares issued and outstanding.

(2)  Includes shares held by Sloterhof Investments N.V.

(3)  Includes shares held by Castilla Investments B.V.

       Changes in Control

     On June 30, 2005, Playlogic's shareholders acquired 21,836,924 common shares of the Company from the Company in a private purchase transaction, in exchange for the shares of common stock of Playlogic as described above. The consideration paid for the shares was the ordinary shares of Playlogic then held by Playlogic's former shareholders.

     On June 30, 2005, pursuant to the By-laws of the Company and the Delaware General Corporation Law, the sole Board member, Mr. Timothy P. Halter authorized and approved to (a) increase the number of the Board members from one person to five persons and (b) appoint two persons designated by Playlogic as the new directors of the Board. The two persons are Mr. Willy J. Simon and Mr. Erik L.
A. van Emden. Such appointment is effective as of the expiration of the ten (10) day notice period required under Rule 14f-1 of the Securities and Exchange Act of 1934. After such authorization and approval, Mr. Halter resigned as director and appointed Mr. Willem Smit as his replacement. No action on the part of any stockholder is required to approve the above actions. Immediately following the share exchange, Donar's executive officers resigned, and Willem M. Smit, Rogier
W. Smit, Stefan Layer and Leo van de Voort were appointed executive officers.

     Directors  and  Executive  Officers

     Incoming  Directors and Executive Officers

     The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


                                                                           Date of Appointment
Name                        Age     Position(s)                            or Election (1)
------------------      -------     ---------------------------------      -------------------
                                    President, Chief Executive Officer
Willem M. Smit             58        and Director                         June 30, 2005
Willy J. Simon             53       Chairman of the Board of Directors    June 30, 2005
Erik L. A. van Emden       56       Director                              June 30, 2005
Rogier W. Smit             30       Executive Vice President              June 30, 2005
Stefan Layer               34       Chief Operating Officer               June 30, 2005
Leo van de Voort           46       Chief Financial Officer               June 30, 2005
___________________

(1)  The appointment of  Mr. Simon and Mr. van Emden to serve as Directors of the Company is not effective until expiration of the ten (10) day notice period required under Rule 14f-1 of the Securities Exchange Act of 1934.


    Biographical Information regarding the Directors and Executive Officers

     The principal occupations and brief summary of the background of each director and executive officer are as follows:

     Willem M. Smit has been Playlogic's Chief Executive Officer since 2001. In 1976, he founded Datex Software B.V., where he grew the company over nine years from 20 to 900 employees. Datex went public on 1985, and it merged with Getronics in 1987. Since that time, Mr. Smit has been a private investor in various companies. He is the father of Rogier W. Smit, Donar's Executive Vice President.

     Willy J. Simon has been on Playlogic's supervisory board (which is similar to the board of directors of a US company) since December 2003. Since 2002, he has been the Director of IMC Holding and Chairman of Bank Ovens & van Eeghen. From 2001 to 2002, he was an Advisor to the Board of NIB Capital. From 1997-2001, he was a Board member of the Fortis Bank. He also currently serves as a Non-Executive Director of Redi & Partners, a hedge fund.

     Erik L.A. van Emden has been on Playlogic's supervisory board since December 2003. Since 1993, he has been an attorney with Bosselaar & Strengers. He also currently serves as a Director of seven private Dutch companies.

     Rogier W. Smit co-founded Playlogic International N.V. and Playlogic Game Factory B.V. in 2001. He has worked in various management positions at those two companies since then. He has been Playlogic's Executive Vice President since 2002. He is the son of Willem M. Smit, Donar's Chief Executive Officer.

     Stefan Layer has been Playlogic's Chief Operating Officer and Vice President Marketing, Sales and Licensing since April 2005. From 1999 until joining Playlogic, Mr. Layer was the Vice President of Licensing Europe for Atari Deutschland GmbH where he was responsible for the development of new markets and a European marketing strategy, expansion into Eastern Europe and the acquisition of third party products.

     Leo van de Voort has been Playlogic's Chief Financial Officer since April 2005. From 2004 until April 2005, he was the Chief Financial Officer of RDM, Wilton Feijenoord Holding. From 2001 to 2004, he was Chief Financial officer of Flex Group Nederland, and from 2000 to 2001, he was the Director of Corporate Finance of Kempen & Co.

    Certain Relationships and Related Transactions

       Pursuant to a loan agreement dated April 6, 2004 between Playlogic and Sloterhof Investments N.V., Sloterhof agreed to loan $6,481,375 (Euro4,750,000) to Playlogic. Playlogic's CEO, Willem M. Smit is the beneficial owner of Sloterhof. Sloterhof received $966,106 (Euro 708,080) on interest. This loan was subsequently redeemed and is no longer outstanding.

     In 2004, Sloterhof Investments N.V. and Castilla Investments N.V. were granted a stock option right for in the aggregate 8,609,189 ordinary shares of Playlogic.

         Committees and meetings

       The Company does not have standing audit, nominating or compensation committees of the Board, or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.

     The Company had 4 meetings of the Board (including regularly scheduled and special meetings) during the last full fiscal year.

     Playlogic had 12 meetings of its Supervisory Board (including regularly scheduled and special meetings) during the last full fiscal year.


    Compliance with Section 16(a) of the Exchange Act

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

Compensation of Directors and Executive Officers

   Compensation of Executive Officers

         (1)      Previous Executive Officers

     Before the change of control, there was no officer whose salary and bonus for the period exceeded $100,000. The Summary Compensation Table 1 sets forth information regarding compensation for the fiscal years ended December 31, 2002, 2003 and 2004 received by the individual who served as Donar's Chief Executive Officer during 2004 and its other most highly compensated executive officers.

                          Summary Compensation Table 1

                                                                                                    Long-Term
                                                             Annual Compensation               Compensation Awards
Name and Principal Position as of December
31, 2004                                              Year     Salary ($)      Bonus($)            Options(#)
------------------------------------------      -----------------------------------------       ----------------------
William Tay , Chief Executive Officer                 2004       $21,250          0                        0
                                                      2003       $85,000          0                        0
                                                      2002          0             0                        0


Edwin A. McGusty, Chief Executive Officer             2004          0             0                        0
                                                      2003         N/A            0                        0
                                                      2002         N/A            0                        0

Timothy P. Halter, Chief Executive Officer            2004          0             0                    60,000 (1)
                                                      2003         N/A            0                        0
                                                      2002         N/A            0                        0
____________

(1)  Mr. Halter's compensation  received in 2004 includes warrants convertible into 100,000 shares  of Donar's common stock at a price of $.60 per share, issued by Donar on December 15, 2004 as consideration for Mr.
     Halter's  agreement to serve as an officer and director of the Company. Mr. Halter exercised the warrants, in whole on June 1, 2004.

         (2)      Incoming Executive Officers


     The Summary Compensation Table 2 sets forth information regarding compensation for the fiscal years ended December 31, 2002, 2003 and 2004 received by the individuals who served as Playlogic's Chief Executive Officer during 2004 and Playlogic's other most highly compensated executive officers whose total annual salary and bonus for fiscal year 2004 exceeded $100,000 (the "Named Officers").


                           Summary Compensation Table

                                                                                                                   Long-Term
                                                                Annual Compensation                               Compensation
                                                                                                                   Awards
Name and Principal Position as of December
31, 2004                                              Year         Salary Eu /($)             Bonus($)            Options(#)

Willem M. Smit                                        2004                  Eu 0                 0                       0
Chief Executive Officer                               2003                  Eu 0                 0                       0
                                                      2002                  Eu 0                 0                       0

Sloterhof Investments N.V. (of which Mr. Willem       2004      Eu 100,000/$147,096              0                       0
M. Smit is the beneficial owner)                      2003      Eu 100,000/$135,458              0                       0
Managing Director                                     2002      Eu  50,000/$ 63,873              0                       0

Rogier W. Smit                                        2004      Eu 100,000/$147,096              0                       0
Executive Vice President                              2003      Eu 100,000/$135,458              0                       0
                                                      2002      Eu  97,200/$124,170              0                       0


     Willem M. Smit, Donar's Chief Executive Officer, will not receive any salary until there are positive cash flows from operations. Currently, Playlogic only pays Mr. Smit for his business related expenses, and Playlogic provides him a company car.


Options and Warrants

     Donar granted Mr. Halter warrants convertible into 100,000 shares of Donar's common stock at a price of $.60 per share on December 15, 2004 as consideration for Mr. Halter's agreement to serve as an officer and director of the Company. Mr. Halter exercised the warrants, in whole on June 1, 2004.


Compensation of Directors

     Donar has not paid any amounts to the members of its Board of Directors as compensation for their service as its Board members. In 2004, Playlogic paid Mr. van Emden $34,113 and Mr. Simon (Chairman) $40,935 as members of Playlogic's supervisory board. Donar expects to pay its board members similar amounts in 2005 and the future.



Dated: July 20, 2005         DONAR ENTERPRISES, INC.

                               /s/WILLEM M. SMIT
                            -------------------------------------------
                               Willem M. Smit, President

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